Filed by: Diebold, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wincor Nixdorf AG

Commission File No.: 333-155520

December 4, 2015

Exhibit 99.1

Diebold, Inc. Webcast Transcript

Credit Suisse 19th annual Technology, Media & Telecom Conference

December 03, 2015

Paul Condra:	I’m happy to have Andy Mattes from Diebold here to talk about the business, and obviously, the recent transaction that I’m sure everybody would like to hear more about. So Andy’s going to go ahead and give us a presentation of the company and talk about the transaction a bit, and then we’ll go ahead and get into some Q&A. So take it away.

Andy Mattes:	Thanks, Paul, appreciate it. Thank you, everybody, for being here and having me here this morning. Let me just quickly walk you through who we are and where we are in our journey. We’re a 156-year-old company in a massive state of transformation in an industry that’s transforming at an unprecedented rate.

If you take a look at the financial services industry, banks have an incredible need to reinvent their business models. The jargon that’s being used for that is branch automation, and omnichannel. It’s basically the simple need that banks have to solve an equation of, “How do I keep customer proximity, how do I remain a presence in the neighborhood, because that’s the reason why people bank with their banks, at an affordable cost rate?” And the only way you can do that is if you reduce your footprint, if you use more technology, and if you take cost out. And that’s exactly what we do.

Now, as a company, traditionally we’ve been a hardware company. I joined Diebold a little over two years ago, and we have made a massive shift towards being a services-led, software-enabled company. And everything we do is under that lens.

As I said, we launched a turnaround program for the company, which we call Diebold 2.0—very creative—and it came in three phases—Crawl, Walk, Run.

During the Crawl phase, we very simply stopped the bleeding. The company had lost its footing, the numbers weren’t going in the right direction, so we just made sure we ran a good book of business again. We took service, which we historically managed as a delivery, turned it into a business. As a consequence, we increased service gross margins by 500 bps. We increased the overall gross margin of the company by 300 bps. We turned a four-year negative trend on free cash flow around, and we’re in the 90% to 100% free cash flow range as a percent of NOPAT ratio now as a company. So we’ve done all the basics.

We’re down with Crawl—we’re now in Walk. And the biggest thing about Walk is to change the revenue mix away from hardware to services and software. When I started with the company, we were around about 50-ish percent in the mix. If you exclude a one-off business that we have in Brazil, we’re actually currently running at a 60/40 ratio of services and software versus hardware. And our objective is clearly to continue to push that deal north.

One of the main drivers to getting there was we changed out about three-quarters of the management team and basically took out all the hardware bigots in our company. We’ve hired people that have a very long track record in the services and software industry. Most importantly, all are managing directors around the globe.

If I take a look at our growth, it’s primarily in the services side. Year to date, we sold about $300 million of TCV, which is way north of the target that we had given ourselves. We had actually, we were shooting for $200 million, so we know we’re onto something, and we know it’s a big driver.

Let me just quickly compare that with the IT industry. If you go way back to like the turn of the century, about 70% of the spend in the IT industry was in-sourced; about 30% was outsourced. If you take a look at it today, I think it’s fair to say that ratio has completely inverted itself. The very same banks that have outsourced their mail servers, that have outsourced their data centers, that have outsourced their cloud offerings, are still running their own ATM networks and they still have those assets on their books. Eighty percent of the spend in our industry is still bank internal. And I have the hardest time believing that this is the one island that a CIO—who’s gone completely the other way—wants to hold onto as their own asset class.

The reason why we’re trailing is not because our market isn’t innovative; it’s just the fact that we deal with real money. An ATM carries about a quarter million dollars at any given point in time. As you can imagine, that’s not something that you deal with lightly. And we also attract all the wrong talent. So latency in our industry is actually the flip side of just being very prudent and secure, which of course, all the banks have to do. But nevertheless, the shift is clearly towards a services model.

An ATM today can do about 90% of what a human person can do. I had dinner the other day in Italy with the head of a retail bank, and the Europeans are a little ahead of this branch automation wave versus the US. And over dinner, he said, “Andy, you realize your machines may not go down.” And I was like, “Yes, sure.” He says, “No, no, you realize your machines may not go down, because in 80% of the cases, the people come to the bank to do something with your machine. I don’t have a teller anymore. I don’t have a counter anymore. If your machine goes down, I don’t have a person in the back room with a bag full of money who can play impromptu teller. It doesn’t exist. If your machine is down, I don’t have a branch.”

So we’re not quite where the telco industry is at five nines of reliability. We are pushing three nines of reliability. Service level uptime and 24/7 availability, predictive maintenance, predictive analytics, are all becoming the key drivers in this industry. Because you can’t automate unless the stuff works.

The second area that we said we would do in Walk is a portfolio shift. So we’ve done two smaller acquisitions in the past. In the last 12 months, we’ve acquired a company on the electronic PIN pad, encrypted PIN pad side. We’ve acquired a very cool software asset, which is the leading company in multi-vendor software up in Canada called Phoenix. And as you might have read or heard, we just made an offer to acquire the number three in the market, a company by the name of Wincor Nixdorf in Germany, which will definitely give us a big step change forward.

Now, how should you think about this deal? Just to give you size and magnitude, they’re roughly—depending on where the euro trades—they’re roughly $2.5 billion to $2.6 billion in revenue and 9,000 people. Seventy percent of their business is in EMEA.

If you look into the deal, it’s primarily a services play. We will double our installed base. Together, we’ll have roughly 1 million machines under management. But if I take a look at, for instance, just on the very basic level, without going into the higher services portfolio, if you take a look at the service attach rate, we run our service business with an 85% service attach rate; they run their service business with a 60% service attach rate. In most of the countries outside of central Europe, they go through third-party service partners. So a huge opportunity for us to upsell. Huge opportunity to upsell from break-fix services into value-added services and management services.

Second, this is a software play. Our industry is not any different than any other industry in the IT space. Hardware will continue to commoditize. The Asian players will continue to drive the prices down. The key differentiator is the software. How does the machine interact with the consumer? How does it interact with the mobile platforms? How does it interact with the back-end systems in the bank?

Now, as many of you, I’m sure, are familiar, back-end systems in the financial service industry are following their own set of idiosyncrasies, and they’re very country-specific. In our country, you’ve got the Fiservs, the FISs of the world. Well, there’s a Fiserv in every country in Europe. All have their own standards; all have their own interfaces. The combination with Wincor Nixdorf gives us access to all the European interfaces overnight. They have very great software, very customizable on the higher end that combines offerings to the financial services industry as well as to the retail industry, full omnichannel capability, so we’re extremely excited about it. Our Phoenix software is more productized, so it sits a little below that, so it’s very complementary. We like that.

And we’re also getting great professional service capabilities around software in EMEA, which we were lacking. For instance, they have a practice of integrating financial software in our space with back-end banking systems like SAP.

The third way you should think about this, this is an innovation play. In an industry where the hardware keeps commoditizing, you don’t want to tie up a lot of your R&D resources reinventing the same thing twice. Technology has gone to a complete componentized model, Lego blocks. We already procure models from each other. If I take a look at the combination of the two companies, we’ll probably increase our IP around the hardware side by at least 20%.

By the same token, we will have also a 15% to 20% benefit on the bottom side. And that R&D capacity that we set free is money that we can use to develop the cool stuff that we need in our industry to keep driving the puck forward, especially around the mobile payment wave, the encrypted currencies, and all that good stuff that’s going to provide a big opportunity for us.

And finally, of course this deal is also a consolidation play. We’ve announced to the street that we will have net cost synergies of $160 million exiting year 3. That’s roughly $90 million on the COGS side; it’s roughly $70 million on the OpEx side. And that is at zero revenue increase. So $160 million that we have complete visibility to as a management team that we will get to, one way or the other, without needing any tailwinds in the market. Whatever tailwind there is in the market, whatever upsell opportunity we have, whatever cross-sell opportunity we have—and I was touching on a few in the beginning, and there are plenty—will all be gravy on top of that number. So we’re extremely excited about this combination.

And if you ask the question, “Well, why now?” because it’s been speculated and rumored in the industry, I think for the last 10 to 15 years, then you’ve just got to come to the realization that we had a perfect alignment of the stars just in this year. First, this incredible change on the customer side. When the customers are changing, the providers have to change, and the faster you get ahead of the change, the more you get a seat at the big table.

Second, both companies are in a mindset of transformation. We started 2.5 years ago; they started earlier this year. It doesn’t matter how much runway is in the rearview mirror, but what’s really important is that both management teams have a clear conviction that this change away from hardware into services and software, that that’s the way to go, and hence, we didn’t have to convince each other. It’s something that came natural.

And third, of course the capital market, the interest rates, and also the exchange rate gave us an opportunity. It was quite a nice tailwind to make a business case for it.

Now, if you tie it all up—and here my friends from Credit Suisse didn’t tell me that when I walked into the deal; they told me afterwards—I think it’s the first time since the turn of the millennium that a US publicly listed company is making an offer for a German publicly listed company that does not have an anchor shareholder. So there’s no one putting a gun to the management’s head saying, “Thou must sell your company,” which, as you can imagine, made the conversation lively. But by the same token, the strategic rationale, no matter whether the conversations were good or bad, the strategic rationale always brought us back to the table.

We also did something which is more common in Europe than in the US. We signed and negotiated very heavily, a so-called business combination agreement. Think about it this way. Before we announced the deal, we agreed on a playbook on how we’re going to run the railroad on Day X+1. So we’ve done a lot of the heavy lifting that in the US you would do post-announcement, pre-announcement.

And finally, their management team, because it’s a voluntary combination of two companies, is really committed. It’s going to be part of the organization going forward, which is extremely important.

As some of you might know, I grew up in Germany. I left the country many years ago, but one thing has not changed since I’ve left the country. You cannot do hostile deals in Germany. It’s got to be in a collaborative spirit. So we’ve got the management team who bought in, we’ve got their board who bought in, which might not sound like a lot, but if you realize that half of the board representatives are Workers Council and labor representation, when you get the thumbs-up from the unions that this is a good thing and everybody agrees it’s better for the company, the customers, and the shareholders, you know that all the heavy lifting that you will have to do—and this is not my first rodeo; I’ve done quite a few integrations. You can blame me for the integration of EDS into Hewlett-Packard. I’ll only take blame for the first 18 months, not after that. But if you have all these ingredients, you know you’re in a much better starting position than in any other situation.

And finally, we’ve got incredible feedback from the customers. I want to give you a case in point. We won a very large, multi-vendor services deal earlier this year with a top-three bank in the United States that’s San Francisco headquartered. And they pretty much point-blank said, “At some point in time, we would like the Wincor machines. They have some cool features. We really didn’t like their service.” And they called both of us and said, “Andy, I want you to service the Wincor machines. And Wincor, we want you to enable Andy so that he knows how to do it.” We struck this deal completely independent of the deal. I guess you could say it was maybe one of the pebbles that got the whole avalanche rolling. But the fact of the matter is, the idea of combining their technology with our services is something that customers are extremely excited about, it’s extremely well received in the market, and it’s something that we will continue to drive forward on a global scale.

And with that, I’m happy to take any questions that you might have.

Paul Condra:	Maybe I’ll just start it off with one. Thanks for that, Andy. I wonder if you can help us understand, if we look at, let’s say, like a legacy relationship that you had with one of your clients three, four, five years ago, before you started this transformation phase, and then what does that look like compared to what you want it to look like three or four years from now? I mean, what’s the difference in products and services and the revenue opportunity?

Andy Mattes:	That’s a great question, Paul. When I joined the company, we were dealing at a mid-level ATM management layer with the company; in some cases, just with the procurement side of the banks. Today, we’re talking to the heads of retail, we’re talking to the heads of omnichannel, we’re talking to the heads of mobile payments, and we’ve worked really hard to get a seat at the big table, to get into a business model that’s way more sticky, and to have a much longer-term relationship. And that’s why the TCV wins we talked about earlier are so important, because those are four- or five-year deals, where very, very large customers pretty much say, “Please run my business for me.”

I’ll give you an example. Take TD Bank. They’ve completely outsourced their complete ATM network to us, north and south of the border. For them, it’s a service-level agreement with a single dashboard. The fact that there are different countries, the fact that there’s different regulatory environments, the fact that there’s different compliance rules—it’s completely transparent to the customer. They don’t care. All they care about, uptime of the machines, the service, and the software we run on the machines for them. And the nice thing is, when we started that relationship, their installed base was two-thirds Diebold and one-third NCR. And today, they’re 100% Diebold. So once you get the service relationship, you actually also get a hardware pull-through as a bonus on top of it.

Paul Condra:	And so as you try to push further into kind of the guts of the bank, and you mentioned the core processors, do you need more—are there other assets you need to go further in that direction? You know, at what point do you start to kind of bump up against some of those other internal core bank vendors?

Andy Mattes:	The interesting thing is, you don’t even have to go all the way to the core banking, but most of the software that currently runs on the ATMs or around the ATMs, once you get north of the machine layer, it is homegrown stuff that the banks wrote themselves. Seventy percent of that software is code that the banks wrote, or they went to the local software house next door as an extended workbench. And I just cannot fathom that in this day and age, financial institutions will write code themselves.

And the way you interact with your customer—because a machine is a machine—the way you interact with your customer—the level of convenience, the level of security, and the level of availability—that makes all the difference in the world. And this is why we’re investing so heavily in the software side, and we’ll probably continue to add on and augment tuck-ins here and there on the software side to make sure that we have the most attractive solution for them and that we’re the best port of call to help them through their own transformation.

Paul Condra:	Let me just check. Are there any questions in the room? Okay, so maybe you can talk a little bit more about the cross-sell opportunity as well between the two companies, going both ways. What does Wincor bring to Diebold, and then vice versa?

Andy Mattes:	So you get the cross-sales in three buckets.

A, as I mentioned, huge cross-sell opportunity in the service space, phenomenal, because we will accelerate the drive towards driving service as a business. They have taken the same tack, but they are not there yet.

B, huge opportunity on the software side. Any time you run a software or development ROI, you take a look at how much do I spend and how soon can I capitalize my investment? And the easiest way to do that is to think, well, how big is the take rate of my next software level going to be with my installed base? Well, if you’re sitting on twice as large of an installed base, a 10% take rate on a million machines is a lot larger than on half a million machines. So you’ll get more software, more capabilities to a broader installed base, with the opportunity, because you’re the lead player, of setting a more standardized interface, of giving people a clearer roadmap of where the puck is going. Huge upside there.

Then they are in the retail business; we’re not in the retail business. And again, the interesting piece is not the point-of-sales stuff. The interesting piece here, again, is the software play, because everything that you think about, about omnichannel challenges in the bank, the flip side is you have omnichannel challenges and opportunities on the retailers. Not only do customers want to connect with their bank through multiple routes, they also want to pay in multiple routes. And they, for instance, have a really cool mobile payment application around gas stations that—don’t ask me why—for some reason, is extremely successful and the market leader in Australia, and we’re now looking into areas how we can jointly give that a larger footprint.

Also, if you look at the retail side, again, half of the TAM, and if you put that in numbers, retail is roughly a $15 billion TAM. By the way, omnichannel is another $15 billion, and branch automation is $30 billion. So you’re looking at a $60 billion TAM. Half of it is value-added services. Because if I outsource an ATM or whether I outsource a point-of-sales terminal, it’s the same thing. So again, great cross-sales opportunity between the companies.

Paul Condra:	I guess some might say, you know, we assume the branch automation as we use our mobile apps more for banking, you’ve seen banks reduce the number of branches. How do you approach that dynamic of how that impacts your business, wanting to be involved in mobile, but also maybe there’s kind of a threat from mobile at the same time?

Andy Mattes:	Well, actually, it’s the biggest opportunity we have in our business. Think about it this way. Our strategy is to connect the physical worlds of cash with the digital world of cash going forward. Now, a lot of people, granted, when they think about the ATM, they think about a cash-and-dash type of application. That thing is losing relevance going forward; there’s no question about it.

But think about mobile payments. Three-quarters of the world’s population has a cell phone. Less than half of the world’s population has a bank account. How do you use a mobile wallet if you don’t have a bank account? Well, you’re going to end up with models that we’re very familiar with on the telco side, pretty much like prepaid SIM cards, right? Well, what better way to do that but to go to a machine and put money into the machine and upload those electronic wallets? So putting money into the machine will become equally as important, if not even more important, than taking money out of the machine. And being able to connect the physical and digital world in a very secure manner—extremely important.

For instance, we just showcased at Money 2020 a great innovation with Citilabs, where rather than the setup that you have with some of the mobile wallets today, where you basically just take a picture of your credit card—by the way, in case you haven’t noticed, any waiter can take a picture of any of your credit cards when you pay and use it digitally until you figure it out—where you actually use an app that the bank provides and where you authenticate yourself by putting your card the first time into a machine, and the machine sends a secure code onto the mobile device, and now I’ve got a secure authentication versus just a picture and a camera. So tons of opportunity by connecting those two worlds. And if you ever look at a tech space, if you connect legacy with wherever next-gen is going to be, because next-gen always comes later than the market gurus will tell you, you can make a ton of money in that interface, and that’s exactly what we’re going to do.

Paul Condra:	Great. Thanks, Andy. I think that’s our time for today.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination transaction, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes a preliminary prospectus of Diebold to be used in connection with the offer by Diebold to acquire all outstanding Wincor Nixdorf shares. When available, Diebold will disseminate the prospectus to Wincor Nixdorf shareholders in connection with Diebold’s offer to acquire all of the outstanding shares of Wincor Nixdorf. Diebold also intends to file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the prospectus and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. Following approval by BaFin, you may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further you may obtain a copy of the offer document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794). In addition an English language press release and its German language translation has been published via an electronically operated information distribution system in the United States. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by BaFin and in documents that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the offer document and all documents in connection with the public offer as soon as they are published because these documents will contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations, including the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in a preliminary prospectus that is included in the Registration Statement on Form S-4 that has been filed with the SEC in connection with the contemplated business combination and the offer. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

This communication may outline certain key German tax principles related to the participation in the voluntary public tender offer that may be or may become relevant to holders of shares of Wincor Nixdorf. Any discussion of German tax considerations is of a general nature only and does not constitute a comprehensive or definitive explanation of all possible aspects of German taxation that may be relevant for shareholders of Wincor Nixdorf. Furthermore, this communication does not address non-German tax considerations that may apply to a shareholder that is a tax resident of a jurisdiction other than Germany. This communication is based upon domestic German tax laws in effect as of the date hereof. It is important to note that the legal situation may change, possibly with retroactive effect, and that no assurance can be given regarding the tax treatment of this transaction by fiscal authorities and the courts.